Exhibit 99.100

FIRE & FLOWER HOLDINGS CORP.

CDN$15,000,000

EQUITY DISTRIBUTION AGREEMENT

December 2, 2020

ATB Capital Markets Inc.

66 Wellington Street West, Suite 3530

Toronto, ON M5K 1A1

Ladies and Gentlemen:

Fire & Flower Holdings Corp., a corporation existing under the federal laws of Canada (the “Corporation”), confirms its agreement (this “Agreement”) with ATB Capital Markets Inc. (the “Agent”) to issue and sell common shares of the Corporation (the “Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used and not otherwise defined herein have the meanings given to them in Section 23.

1. Issuance and Sale of Shares

The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent, Shares having an aggregate sales price of up to Cdn$15,000,000 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agent shall agree from time to time. The issuance and sale of the Shares through the Agent will be effected pursuant to the Prospectus. The Corporation’s appointment of the Agent under this Agreement shall be on an exclusive basis during the term of this Agreement, and the Corporation agrees that, during the term of this Agreement, it will not appoint any other person to act as the Corporation’s agent with respect to sales of Shares pursuant to the Offering.

2. Placements

(a)	Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) in the form set forth in Schedule 2 hereto, containing the parameters within which the Corporation desires to sell the Shares, which shall at a minimum include (i) the number of Shares to be sold under the applicable Placement pursuant to this Agreement (the “Placement Shares”), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, and (iv) any minimum price below which sales may not be made. The Placement Notice shall originate from any of the individuals (each, an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the individuals from the Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Agent unless and until (A) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (B) the entire amount of the Placement Shares have been sold, (C) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 14, as applicable, (D) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (E) this Agreement has been terminated under the provisions of Section 14. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to the Agent if the Corporation has delivered a Placement Notice which remains in effect, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(b)	Placement Fee. The amount of compensation to be paid by the Corporation to the Agent with respect to each Placement shall be up to 2.0% of the gross proceeds from such Placement (the “Placement Fee”), plus GST/HST (if applicable).

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the Agent, which Placement Notice has not been suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agent will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)	Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed Cdn$15,000,000. Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 2(d) on the dollar amount of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Corporation, and that the Agent shall have no obligation in connection with such compliance. The Corporation acknowledges and agrees that the Agent has informed the Corporation that the Agent may, to the extent permitted under Securities Laws, purchase and sell Shares for its own account while this Agreement is in effect, and shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by the Agent in writing to the Corporation.

(e)	Acknowledgements of Agent. The decision to distribute the Placement Shares and the determination of the terms of the distribution, were made through negotiations between the Corporation on the one hand and the Agent on the other hand. The Agent will not receive a benefit in connection with the Offering, other than the Placement Fee payable by the Corporation. In addition, the Agent has been involved as lead, co-lead, or a member of the syndicate, advisor, or finder in connection with the Corporation’s 2018 private placement of equity units, 2018 private placement of convertible debentures, 2018 private placement of subscription receipts, 2019 private placement of convertible debentures and 2020 private placement of convertible debentures.

3. Sale of Placement Shares by the Agent

(a)	Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices, to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agent will conduct the sale of Placement Shares in compliance with applicable federal and provincial Laws, rules and regulations, the rules of the TSX and any other applicable Marketplace, all applicable IIROC dealer member rules, Universal Market Integrity Rules (including Section 5.1 thereof), the Exemption and the Prospectus. The Agent will provide written confirmation (by email correspondence to an individual set forth on Schedule 1) to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which the Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Marketplace”) and pursuant to any other sales method used by the Agent, including to or through a market maker), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSX, a Marketplace and pursuant to any other sales method used by the Agent), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Corporation to the Agent with respect to such sales, and (v) the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agent may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 and made in compliance with Laws, including Securities Laws and the rules of the TSX.

(b)	The Agent hereby covenants and agrees that, during the time the Agent is the recipient of a Placement Notice pursuant to Section 2 that has not been suspended or terminated in accordance with the terms hereof, the Agent will prudently and actively monitor the market’s reaction to trades made on the TSX or another Marketplace pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if the Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the Agent will immediately recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agent cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(c)	The Agent covenants that it will not (nor will any Affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

(d)	Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, (ii) the Agent will incur no liability or obligation to the Corporation or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Agent to use commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3; and (iii) the Agent shall act as the agent of the Corporation with respect to the sale of Shares in accordance with the terms and conditions hereof, and is and will be under no obligation to purchase any Shares that may be offered for sale by the Corporation under this Agreement.

4. Suspension of Sales

(a)	The Corporation or the Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Corporation and the Agent agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information with respect to the Corporation or the Shares, the Corporation and the Agent (provided that the Agent has been given prior written notice of such by the Corporation, which notice the Agent agrees to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agent agree that no such notice shall be effective against the Agent unless it is made in writing to the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time. Material non-public information includes, without limitation, any material fact or material change that has not been disclosed, and any information that constitutes “privileged information” within the meaning of the Securities Act (Québec).

5. Settlement

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the Placement Fee for such sales payable by the Corporation to the Agent pursuant to Section 2 and expenses pursuant to Section 8(g) (the “Net Proceeds”).

(b)	Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s account or its designee’s account (provided that the Agent shall have given the Corporation written notice of: (i) such designee; and (ii) all requisite information to effect the electronic deposit of the Placement Shares, at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares or by such other means of delivery as may be mutually agreed upon by the Corporation and the Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Agent will, on each Settlement Date (or on such later date as may be determined by the Corporation in its sole discretion), deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agent any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 12, with respect to (ii) above, the Corporation shall not be obligated to pay the Agent any Placement Fee, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX; (B) a material disruption in securities settlement or clearance services in Canada; or (C) failure by the Agent to comply with its obligations under the terms of this Agreement.

6. Prospectus

(a)	The Corporation has prepared and filed with the Qualifying Authorities the Preliminary Base Prospectus and has prepared and filed with the Qualifying Authorities the Base Prospectus in respect of an aggregate of up to Cdn$200,000,000 in Shares, warrants, units, subscription receipts and debt securities of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Securities Laws. The Ontario Securities Commission (the “OSC”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The OSC has issued receipts in its capacity as such principal regulator under the passport system evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for each of the Preliminary Base Prospectus and the Base Prospectus, respectively (collectively, the “Receipt”). The term “Base Prospectus” means the (final) short form base shelf prospectus of the Corporation dated November 24, 2020 and filed with the Qualifying Authorities in Québec, Yukon, Northwest Territories and Nunavut and the amended and restated (final) short form base shelf prospectus dated November 24, 2020 and filed with the other Qualifying Authorities, at the time the OSC issued the Receipt with respect thereto in accordance with Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a Material Fact identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR. As used herein, “Prospectus Supplement” means the most recent prospectus supplement to the Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Qualifying Authorities in accordance with Securities Laws. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Base Prospectus.

(b)	Any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing or furnishing of any document with or to the Qualifying Authorities on or after the effective date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Qualifying Jurisdiction on SEDAR.

(c)	All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Base Prospectus, the Prospectus Supplement or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Securities Laws to be a part of or included in the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be.

7. Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agent that:

(a)	the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to cease to be effective. No order preventing or suspending the use of the Base Prospectus or the Prospectus Supplement has been issued by any Qualifying Authority. The Prospectus, at the time of filing thereof with the Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Securities Laws. The Prospectus, as amended or supplemented, as of its date and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Securities Laws. The Prospectus, as amended or supplemented, as of its date, and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all Material Facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Corporation in writing by or on behalf of the Agent expressly for use therein. The Corporation has delivered to the Agent one complete copy of the Base Prospectus and a copy of each consent of experts filed as a part thereof, and conformed copies of the Base Prospectus and the Prospectus, as amended or supplemented, the Base Prospectus delivered to the Agent for use in connection with this Offering and the Prospectus were or will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities on SEDAR.

(b)	the Corporation: (i) has been duly incorporated and is validly existing under the laws of its governing jurisdiction; (ii) has all requisite power and authority and is duly qualified and holds all necessary material permits, licences and authorizations to carry on its business as currently conducted and as proposed to be conducted and to own or lease its properties and assets and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up; (iii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the Laws of each jurisdiction in which it owns or leases property, or conducts any business; and (iv) has all requisite corporate power and authority to carry out its obligations under this Agreement;

(c)	other than the IRA, neither the Corporation nor any of the Subsidiaries is party to any agreement, nor is the Corporation or any of the Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or any of the Subsidiaries;

(d)	neither the Corporation nor any of the Subsidiaries have in place a shareholder rights protection plan and neither the Corporation nor, to the Knowledge of the Corporation, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangement in respect of outstanding securities of the Corporation other than the IRA;

(e)	other than the Subsidiaries, the Corporation does not beneficially own, or exercise (directly or indirectly) control or direction over, 10% or more of the outstanding voting shares of any Person. FFI, 10926671 Canada Ltd., Hifyre Inc. and Friendly Stranger Holdings Corp. are the only Subsidiaries that are material to the Corporation (taken as a whole), including with respect to the generation of revenues and the ownership of Intellectual Property. All of the issued and outstanding shares in the capital of each Subsidiary have been duly authorized and validly issued, are fully paid and the Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of each Subsidiary, in each case free and clear of all Encumbrances, other than the Permitted Encumbrances, and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Subsidiary of any of the shares or other securities of any Subsidiary and none of the outstanding securities of any Subsidiary were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiary;

(f)	each Subsidiary: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization; (ii) has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up; and (iii) where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the Laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document and is current and up-to-date with all material filings required to be made;

(g)	all consents, approvals, permits, authorizations or filings as may be required under applicable Securities Laws necessary for the execution and delivery of the Prospectus and this Agreement and the issuance of the Placement Shares and the completion of the transactions contemplated hereby, have been made or obtained, as applicable, subject to any requisite filings to be made in connection with applicable Securities Laws;

(h)	other than any rights granted to ACT, the Corporation (or any of its Subsidiaries) has not approved, is not contemplating, nor has it entered into any agreement in respect of, and the Corporation (or any of its Subsidiaries) does not have knowledge of: (i) the purchase of any property material to the Corporation (or any of its Subsidiaries) or material assets or any interest therein or the sale, transfer or other disposition of any material property of the Corporation (or any of its Subsidiaries) or material assets or any interest therein currently owned, directly or indirectly, by the Corporation (or any of its Subsidiaries), whether by asset sale, transfer or sale of shares or otherwise; or (ii) the Change of Control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation) of the Corporation (or any of its Subsidiaries);

(i)	no order, ruling or determination has the effect of ceasing or suspending trading in any securities of the Corporation or any of its Subsidiaries and no order, ruling or determination prohibiting the trading of any of the Corporation’s or any of its Subsidiaries’ issued securities has been issued and no proceedings for such purpose are pending or, to the Knowledge of the Corporation, threatened;

(j)	neither the Corporation nor any of the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Shares on or from the TSX and the Corporation is currently in material compliance with the rules and regulations of the TSX;

(k)	the Financial Statements: (i) have been prepared in accordance with Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein; and (ii) present fairly, in all material respects, the financial position and condition of the Corporation and the Subsidiaries on a consolidated basis as at the dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation;

(l)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or any of the Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;

(m)	the Corporation’s audit committee’s responsibilities comply with NI 52-110;

(n)	the Auditors, who audited the annual Financial Statements and who provided their audit report thereon, are a participating audit firm within the meaning of applicable Securities Laws and are independent pursuant to the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario;

(o)	there has not been a “reportable event” (within the meaning of NI 51-102) with the present or former auditors of the Corporation and the Auditors have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(p)	the definitive form of certificate representing the Shares is in proper form under the federal laws of Canada and does not conflict with the Constating Documents or any rules or policies of the TSX;

(q)	to the Knowledge of the Corporation, none of the directors or officers of the Corporation or any of its Subsidiaries are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(r)	other than ACT and the participation by certain directors, officers and insiders in prior financings of the Company all as disclosed in the Public Record, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Shares or securities exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any such Person, has any material interest, direct or indirect, in any material transaction or any material proposed transaction (including, without limitation, any loan made to or by any such Person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation and the Subsidiaries (taken as a whole). Other than intercompany indebtedness or as disclosed to the Agent in writing, the Corporation and the Subsidiaries do not have any loans or other indebtedness (excluding accounts payable which shall include amounts owing for services rendered) outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act);

(s)	other than as disclosed to the Agent in writing, there is no action, suit, proceeding, inquiry or investigation before or brought by any Person, court or Governmental Authority or otherwise now pending, or, to the Knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary. There are no judgments against the Corporation or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation or any of the Subsidiaries is subject;

(t)	the Corporation (or any of its Subsidiaries) has not, directly or indirectly, declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Shares or securities or agreed to do any of the foregoing;

(u)	other than certain filings with respect to Friendly Stranger Holdings Corp. as disclosed to the Agent in writing, the Corporation and each Subsidiary has duly and on a timely basis filed and paid all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and each Subsidiary except where the failure to pay such Taxes would not result in a Material Adverse Effect; all Tax returns, declarations, remittances and filings required to be filed by the Corporation and each Subsidiary on or prior to the date of this Agreement have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no Material Fact or facts have been omitted therefrom which would make any of them misleading except where the failure to pay such Taxes would not result in a Material Adverse Effect; to the Knowledge of the Corporation, no examination of any Tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority with respect to any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, and adequate provision has been made for Taxes payable for any completed fiscal period for which Tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return or payment of any Tax, governmental charge or deficiency by the Corporation or by any Subsidiary; there are no actions, suits, proceedings, investigations or claims pending or, to the Knowledge of the Corporation, threatened against the Corporation or any Subsidiary in respect of Taxes, governmental charges or assessments; and there are no matters under discussion with any Governmental Authority relating to Taxes, governmental charges or assessments asserted by any such authority. The Corporation and each of the Subsidiaries have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Corporation or any of the Subsidiaries and, to the Knowledge of the Corporation, there are no audits pending of the Tax returns of the Corporation or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such Tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that could, individually or in the aggregate, result in a Material Adverse Effect;

(v)	the Corporation maintains a system of internal accounting controls that is customary for comparable companies and sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There is no material weakness relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. None of the Corporation any of the Subsidiaries, or, to the Knowledge of the Corporation, any director, officer, auditor, accountant or representative of the Corporation or any of the Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Corporation or any of the Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters;

(w)	other than as disclosed in the Financial Statements, there has been no change in accounting policies or practices of the Corporation or any of the Subsidiaries since February 1, 2020;

(x)	the Corporation has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Corporation’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure;

(y)	as at the date hereof, other than: (i) with respect to the Placement Shares; (ii) with respect to the F&F Consideration Shares; (iii) Shares issuable upon conversion of $27,900,000 principal amount of the April 2020 Debentures (and interest thereon); (iv) up to 360,000 common share purchase warrants in connection with certain lease agreements executed on February 1, 2019; (v) options to purchase Shares pursuant to the Stock Option Plan; (vi) an aggregate of 230,591,502 common share purchase warrants issued and not otherwise set out in this Section 7(y); (vii) $25,989,985.42 principal amount of convertible debentures issued in August 2019; (viii) the 124,069 Shares reserved for issuance in connection with the acquisition of Quad Nine Investments Inc.; and (ix) the rights contemplated under the IRA, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(z)	the Corporation (including all of its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all applicable Laws and regulations of each jurisdiction in which it carries on business or holds assets (including all applicable federal, provincial, municipal and local environmental anti-pollution and licensing Laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), holds all permits, licences and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Corporation (including all of its Subsidiaries) (collectively, the “Permits”) under all such Laws, including without limitation, (i) the Cannabis Act (Canada) and the regulations thereunder; (ii) the Cannabis Act (Ontario), the Cannabis Control Act (Ontario), the Cannabis License Act (Ontario) and the regulations thereunder, the Alcohol and Gaming Commission of Ontario rules, regulations and policies, as well as similar Laws in each province, and is in compliance in all material respects with all terms of such Permits, all such Permits are valid and in good standing, and the Corporation has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Laws, regulations or Permits, which would have a Material Adverse Effect;

(aa)	the Corporation or one of its Subsidiaries owns or has the right to use under licence, sub-licence or otherwise all Intellectual Property used by the Corporation or its Subsidiaries in its business;

(bb)	each of the Corporation and the Subsidiaries owns or has the right to use all of the Corporation IP. Complete and correct copies of all agreements whereby any rights in respect of Licensed IP have been granted to the Corporation or any of its Subsidiaries have been provided to the Agent. Except as disclosed to the Agent in writing, the Corporation or any of its Subsidiaries has not granted any licence or other rights to any other Person in respect of the Corporation IP. The Corporation IP is free and clear of any Encumbrances, other than Permitted Encumbrances. The Corporation IP comprises all the Intellectual Property necessary to conduct the business of the Corporation and all of its Subsidiaries as currently contemplated to be conducted. To the Knowledge of the Corporation, there has been no infringement or violation of the Corporation’s rights or the rights of any of its Subsidiaries in and to any trade secrets or confidential information owned by the Corporation or such Subsidiaries. The Corporation or one of its Subsidiaries owns or has the right to use all of the Intellectual Property necessary for the Corporation’s business and the business of all of its Subsidiaries as of the date hereof. All registrations (or applications for registrations), if any, and filings that the Corporation has considered reasonably necessary to preserve the rights of the Corporation or its Subsidiaries in the Intellectual Property have been made and are in good standing. The Corporation or any of its Subsidiaries has no pending action or proceeding nor, to the Knowledge of the Corporation, any threatened action or proceeding, against any Person with respect to the use of the Intellectual Property, and there are no circumstances which cast reasonable doubt on the validity or enforceability of the Intellectual Property material to the Corporation’s or any of its Subsidiaries’ business. The conduct of the Corporation’s business or the business of any of its Subsidiaries does not, to the Knowledge of the Corporation, infringe upon the intellectual property rights of any other Person. Other than with respect to certain claims made by Braintrvst Analytics Inc., the Corporation or any of its Subsidiaries has no pending action or proceeding nor, to the Knowledge of the Corporation, is there any threatened action or proceeding against it with respect to the Corporation’s or such Subsidiaries’ use of the Intellectual Property;

(cc)	the Material Premises constitute each premises which is material to the Corporation or any of its Subsidiaries, and with respect to the Material Premises, the Corporation or one of its Subsidiaries occupies the Material Premises and has the exclusive right to occupy and use the Material Premises (as tenant in respect of the Leased Premises). Any and all of the agreements and other documents and instruments pursuant to which the Corporation or one of its Subsidiaries holds the property and assets thereof (including any interest in, or right to earn an interest in, any property, including the Material Premises) are in good standing, and valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, except as would not have a Material Adverse Effect. The Corporation or any of its Subsidiaries is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under applicable Laws of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or one of its Subsidiaries derives the interests thereof in such property and assets are in good standing in all material respects and there has been no material default under any such lease, licence or claim. Subject to the lease agreements relating to the Leased Premises, the Corporation’s or its Subsidiaries’ benefit or interest in its properties (or right to earn an interest in any property), which for certainty shall include its ownership interest in any owned real property (including the Owned Premises), are not subject to any right of first refusal or purchase or acquisition right except as would not have a Material Adverse Effect;

(dd)	there are no outstanding judgments, writs of execution, seizures, injunctions or directives against, nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to any of the Material Premises;

(ee)	the execution and delivery of this Agreement and the compliance with all provisions contemplated hereunder and the offering and sale of the Placement Shares does not and will not:

(i)	require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, securities regulatory authority or other third party, except: (A) such as have been obtained; or (B) the final approval of the TSX;

(ii)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(A)	any of the terms, conditions or provisions of the Constating Documents or resolutions of the shareholders, directors or any committee of directors of the Corporation;

(B)	any statute, rule, regulation or Law applicable to the Corporation, including applicable Securities Laws, or any judgment, order or decree of any Governmental Authority, agency or court having jurisdiction over the Corporation; or

(C)	any Material Agreement to which the Corporation or any Subsidiary is a party or by which they are contractually bound; and

(iii)	other than certain rights of ACT to be issued additional securities of the Corporation under the IRA, affect the rights, duties and obligations of any party to any Material Agreement to which the Corporation or any Subsidiary is a party, nor give a party the right to terminate any such Material Agreement by virtue of the application of terms, provisions or conditions in such Material Agreement; or

(iv)	give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its properties, that would result in a Material Adverse Effect;

(ff)	upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Qualifications;

(gg)	prior to delivery of the first Placement Notice, all necessary corporate action has been taken by the Corporation to authorize and issue the Placement Shares and upon receipt of the Corporation of the aggregate purchase price for such Placement Shares (less any applicable Placement Fee), the Placement Shares will be validly issued and delivered and the Placement Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(hh)	the authorized capital of:

(i)	the Corporation consists of an unlimited number of Shares of which, as of the close of business on the Business Day immediately preceding the date hereof, 211,630,731 Shares are issued and outstanding as fully paid and non-assessable shares;

(ii)	FFI consists of an unlimited number of common shares of which, as of the close of business on the Business Day immediately preceding the date hereof, eleven common shares are issued and outstanding as fully paid and non-assessable shares;

(iii)	Hifyre Inc. consists of an unlimited number of unlimited number of class A voting common shares, an unlimited number of class B non-voting common shares, an unlimited number of class C special shares and an unlimited number of class D special shares, of which, as of the close of business on the Business Day immediately preceding the date hereof, 3,000 class A voting common shares are issued and outstanding as fully paid and non- assessable shares;

(iv)	10926671 Canada Ltd. consists of an unlimited number of common shares of which, as of the close of business on the Business Day immediately preceding the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares; and

(v)	Friendly Stranger Holdings Corp. consists of an unlimited number of Class A com-mon shares and an unlimited number of Class B common shares, of which, as of the close of business on the Business Day immediately preceding the date hereof, 10,785,548 Class A common shares are issued and outstanding as fully paid and non-assessable.

(ii)	all information which has been prepared by the Corporation relating to the Corporation, its Subsidiaries and its business, property and liabilities and either publicly disclosed or provided to the Agent, and all financial and operational information provided to the Agent is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(jj)	except as contemplated hereby, there is no Person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage, agency, finders or placement fee or any other compensation from the Corporation or any of its Subsidiaries in connection with the Offering or the transactions contemplated by this Agreement;

(kk)	the Corporation and each of its Subsidiaries are in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect;

(ll)	there has not been and there is not currently any labour disruption or conflict which is adversely affecting or is reasonably likely to adversely affect, in a material manner, the carrying on of the business of the Corporation or the business of any of its Subsidiaries;

(mm)	the minute books and records of the Corporation and each of its Subsidiaries made available to the Agent’s Counsel in connection with its due diligence investigation of the Corporation and its Subsidiaries for the periods from each entity’s date of incorporation to the date hereof are all of the minute books and records of such entity and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation or such Subsidiary, as the case may be, and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or such Subsidiary, as the case may be, other than those which are not material thereto;

(nn)	the Corporation and each of the Subsidiaries maintains insurance covering the properties, operations, personnel and business of the Corporation and each of the Subsidiaries as the Corporation and each of the Subsidiaries reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation and each of the Subsidiaries and the business of the Corporation and each of the Subsidiaries; all such insurance is fully in force on the date hereof and the Corporation shall use reasonable best efforts to maintain such insurance during the Offering; the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires and the Corporation and the Subsidiaries have not breached the terms of any policies in any material respect thereof or failed to promptly give any notice of or present any material claim thereunder;

(oo)	the Corporation and each of its Subsidiaries is in compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”) except where such non-compliance would not have a Material Adverse Effect;

(pp)	there are no licences, permits, approvals, consents, certificates, registrations or other authorizations under any applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Corporation and any of its Subsidiaries, except where the absence of such Environmental Permit(s), individually, or in the aggregate, would not result in a Material Adverse Effect;

(qq)	the Corporation and its Subsidiaries have not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(rr)	the Corporation and its Subsidiaries have not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. The Corporation and any of its Subsidiaries have not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(ss)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation and any of its Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(tt)	neither the Corporation, any of its Subsidiaries, nor, to the Knowledge of the Corporation, any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation and any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada) or similar legislation; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(uu)	the operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government or Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Corporation and its Subsidiaries with respect to the Money Laundering Laws is pending, or to the Knowledge of the Corporation, threatened;

(vv)	the Corporation and each of the Subsidiaries has complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws, whether collected directly or from third parties, in an unlawful manner;

(ww)	the Corporation does not have a class or securities registered pursuant to Section 12 under the U.S. TSX Act nor a reporting obligation pursuant to Section 15(d) thereunder, and the Corporation is not required to register any class of its securities pursuant to Section 12 thereunder;

(xx)	the Corporation and its Subsidiaries are not a party to any collective agreement;

(yy)	the Corporation is a “reporting issuer” (or the equivalent thereof) in each of the provinces and territories of Canada and is not included on a list of defaulting reporting issuers maintained by any of the Canadian securities commissions. The Corporation has filed all documents required to be filed by it under Canadian Securities Laws and the rules, policies and requirements of the TSX. None of the documents filed in accordance with Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation. The Corporation is in compliance with its obligations under the Canadian Securities Laws and the rules, policies and requirements of the TSX to make timely disclosure of all Material Changes in its affairs and all material information relating to it and no such disclosure has been made on a confidential basis and there is no Material Change relating to the Corporation which has occurred, and with respect to which the requisite material change report has not been filed, except in respect of the Offering to the extent it would constitute a Material Change. All filings and fees required to be made and paid by the Corporation and the Subsidiaries pursuant to all applicable Laws and the rules, policies and requirements of the TSX have been made and paid;

(zz)	the Corporation is in compliance in all material respects with its timely disclosure obligations under Securities Laws and, without limiting the generality of the foregoing, since February 1, 2020, other than as disclosed to the Agent in writing, there has not occurred a Material Adverse Effect. All information which has been prepared by the Corporation relating to the Corporation and the Subsidiaries and their respective businesses, property and liabilities and either publicly disclosed (including each Disclosure Document required to be filed on SEDAR pursuant to continuous and timely disclosure requirements under applicable Securities Laws) or provided to the Agent (including all financial, marketing, sales and operational information provided to the Agent) is as of the date of such information, true and correct in all material respects, does not contain any misrepresentations and no Material Facts or facts have been omitted therefrom which would make such information misleading and the Corporation is not aware of any circumstances presently existing under which a material liability is or could reasonably be expected to be incurred under secondary market liability disclosure provisions under Securities Laws. The Corporation has not filed any confidential material change reports with any of the Canadian securities commissions that is still maintained on a confidential basis;

(aaa)	all forward-looking information and statements of the Corporation contained in the Disclosure Documents, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, complies in all material respects with Securities Laws, and the Corporation has updated such forward-looking information and statements as required by and in compliance with Securities Laws;

(bbb)	all of the Material Agreements have been disclosed in the Disclosure Documents to the extent required by Securities Laws and the rules, policies and requirements of the TSX and each Material Agreement is legal, valid, binding and in full force and effect and is enforceable by the Corporation or the Subsidiary, as applicable, in accordance with its terms subject to the Enforceability Qualifications. Neither the Corporation nor any of the Subsidiaries nor, to the Knowledge of the Corporation, any other Person, is in default in the observance or performance of any term, covenant or obligation to be performed by it under any Material Agreement which would have a Material Adverse Effect and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing. Neither the Corporation nor any of the Subsidiaries has received any notice (whether written or oral) that any party to a Material Agreement intends to cancel, terminate or otherwise modify or not renew its relationship with the Corporation or with any of the Subsidiaries, which would have a Material Adverse Effect and, to the Knowledge of the Corporation, no such action has been threatened;

(ccc)	the Corporation and each Subsidiary is the absolute legal and beneficial owner of, and has good and valid title to, all of the material property or assets thereof as described in the Disclosure Documents free and clear of all Encumbrances and defects of title, other than Permitted Encumbrances, and (i) no other material property or assets are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted or as currently proposed to be conducted; (ii) there is no claim or, to the Knowledge of the Corporation, the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit such property or assets; and (iii) neither the Corporation nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property and assets thereof;

(ddd)	except pursuant to the rights otherwise available for employees of the Corporation and its Subsidiaries: (i) at common law; (ii) under applicable employment standards legislation; and (iii) pursuant to grants under the Stock Option Plan and the Performance and Restricted Share Unit Plan of the Corporation effective May 22, 2019 and the Deferred Share Unit Plan effective October 15, 2019, there is presently no material plan in place for retirement bonuses, pension benefits, unemployment benefits, deferred compensation, severance or termination pay, insurance, sick leave, disability, salary continuation, legal benefits, vacation or other employee incentives or compensation that is contributed to or required to be contributed to, by the Corporation or any of its Subsidiaries for the benefit of any current or former director, executive officer, employee or consultant of the Corporation or any of its Subsidiaries;

(eee)	the Corporation and its Subsidiaries are not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the articles of the Corporation and applicable laws) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person;

(fff)	other than as provided for in this Agreement and under the IRA, the Corporation has not granted any rights of first refusal for an equity financing;

(ggg)	to the Knowledge of the Corporation, no current or proposed officer or director of the Corporation, nor any employee of the Corporation, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Corporation or the business affairs of the Corporation as now conducted or presently proposed to be conducted;

(hhh)	any statistical and market-related data included in the Prospectus relating to the Corporation is based on or derived from sources the Corporation believes to be reliable and accurate, and the Corporation has obtained consent to the use of such data from such appropriate sources to the extent required;

(iii)	the Transfer Agent, at its principal offices in the City of Toronto, Ontario, has been duly appointed as registrar and transfer agent in respect of the Shares;

(jjj)	the Placement Shares will not be subject to a restricted period or to a statutory hold period under Securities Laws or to any resale restriction under the policies of the TSX;

(kkk)	based on the provisions of the Tax Act in force on the date hereof and proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada), the Placement Shares will be a “qualified investment” under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively “Registered Plans”) or a deferred profit sharing plan, at any particular time, provided that, at that time, the Placement Shares are listed on a “designated stock exchange” (which includes the TSX) or the Corporation is a “public corporation” as defined in the Tax Act. Notwithstanding the foregoing, if the Placement Shares are a “prohibited investment” under the Tax Act for a Registered Plan that acquires Placement Shares, the annuitant, holder or subscriber (the “Controlling Individual”) of, or under such Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Placement Shares will not be a prohibited investment for a Registered Plan provided the Controlling Individual, (i) deals at arm’s length with the Corporation for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Placement Shares will not be a “prohibited investment” for a Registered Plan if such shares are “excluded property” as defined in the Tax Act for such Registered Plan.

(lll)	the Agent is a wholly-owned subsidiary or Affiliate of ATB Financial which is currently lender to the Corporation pursuant to the ATB Credit Facilities. Accordingly, the Corporation may be considered to be a connected issuer of the Agent within the meaning of Securities Laws. The ATB Credit Facilities are secured by the assets of the Corporation and its subsidiaries and the Corporation is, and has been since the establishment of the ATB Credit Facilities, in compliance with the terms of the Commitment Letter and any other agreements governing such facilities. Other than has already been obtained, the Corporation has not been required to obtain a waiver in respect of any breach under the ATB Credit Facilities and the Corporation’s financial position has not adversely changed in a material manner since the ATB Credit Facilities were put in place. Proceeds from the sale of the Placement Shares may be used to repay indebtedness to ATB Financial;

(mmm)	the Corporation acknowledges and agrees that the Agent has informed the Corporation that the Agent may, but is not required to, to the extent permitted under Securities Laws and this Agreement, purchase and sell Shares for the Agent’s own account and for the account of its clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and

(nnn)	except for this Agreement, as of the date of this Agreement, the Corporation is not party to any other equity distribution or sales agency agreement or other similar arrangement with any other agent or any other representative in respect of any “at the market offering” or other continuous equity offering transaction.

The Corporation represents and warrants that each of the matters set forth in this Section 7 is true and correct as of the date of this Agreement (except only to the extent that any such representation is, by its express terms, limited to a specific date or, with respect to any such representation made or deemed to be made after the date hereof, as otherwise updated and expressly disclosed in a Placement Notice), acknowledges that the Agent will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8. Covenants of the Corporation.

The Corporation covenants and agrees with the Agent that:

(a)	Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agent promptly of the time when any subsequent amendment to the Base Prospectus has been filed with any Qualifying Authority or where a receipt has been issued therefor, or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment or supplement to the Prospectus or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) the Corporation will submit a copy of any amendment or supplement to the Prospectus (other than a copy of any documents incorporated by reference into the Prospectus) to the Agent within a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s Counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are available on SEDAR) and the Corporation will cause each amendment or supplement to the Prospectus to be filed with the Qualifying Authorities as required pursuant to the Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to Securities Laws, within the time period prescribed.

(b)	Notice of Cease Trade or Stop Orders. The Corporation will advise the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with Section 4 or Section 14 of this Agreement, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Prospectus; Subsequent Changes. Until the date this Agreement is terminated pursuant to the terms hereof (the “Distribution Period”), the Corporation will comply in all material respects with all requirements imposed upon it by Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Qualifying Authorities pursuant to Securities Laws, as appropriate. If during the Distribution Period, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of Material Fact or omit to state a Material Fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with Securities Laws, the Corporation will immediately notify the Agent to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Prospectus to comply with Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii), file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Corporation will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request (provided that the Corporation shall not be required to deliver documents if such documents are available on SEDAR). The Corporation shall in good faith discuss with the Agent any change in a fact or circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agent pursuant to this Section 8(c).

(d)	Prospectus. During the Distribution Period, the Corporation will furnish to the Agent and its counsel (at the expense of the Corporation) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Qualifying Authorities, in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agent and/or its counsel that are available on SEDAR.

(e)	Corporation Information. The Corporation will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and Securities Laws.

(f)	Material Non-Public Information. The Corporation covenants that it will not issue a Placement Notice to the Agent in accordance with Section 2 if the Corporation is in possession of material non-public information regarding the Corporation and the Subsidiaries, or the Shares.

(g)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses relating to the following matters: (i) each of the Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under Securities Laws, including filing fees in connection therewith, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX, and (vi) the filing fees and expenses related to the Qualifying Authorities. All fees and expenses are to be paid in the currency in which such fees and expenses were incurred. For Certainty, the Agent shall be responsible for the fees, disbursements and expenses of counsel to the Agent in connection with this Agreement, the Prospectus and for its ongoing services in connection with the transaction contemplated hereunder.

(h)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectus Supplement.

(i)	Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agent to sell Placement Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(j)	Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agent or its agents and representatives, including, without limitation, providing information and making available documents and senior corporate officers, as the Agent or its counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone, web or cloud-based communications, or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(k)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering (and upon the recommencement of the Offering following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement, other than as may be amended by the Public Record.

(l)	Required Filings Relating to Placement of Placement Shares. The Corporation shall comply with the reporting requirements set forth in section 9.4 of NI 44-102 with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information required pursuant to the TSX Company Manual with respect to the Offering and within the timelines prescribed by the TSX.

(m)	Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectus relating to the Placement Shares or amends or supplements the Prospectus relating to the Placement Shares by means of an amendment or supplement but not by means of incorporation of document(s) by reference to the Prospectus relating to the Placement Shares; (ii) files or amends an annual information form, audited annual financial statements or annual management’s discussion and analysis; (iii) files, furnishes or amends interim financial statements or interim management’s discussion and analysis; or (iv) at any other time reasonably requested by the Agent (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agent with a certificate, in the form attached hereto as Exhibit A and such other backup information reasonably required by the Agent within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual financial statements. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agent with a certificate under this Section 8(m), then before the Corporation delivers the Placement Notice or the Agent sell any Placement Shares, the Corporation shall provide the Agent with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(n)	Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Corporation will furnish or cause to be furnished to the Agent the written legal opinion of Dentons Canada LLP, such opinion to be substantially similar to the form attached hereto as Exhibit C in form and substance satisfactory to the Agent and its counsel, each acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance) provided that instead of rendering opinions relating to the Securities Laws of the Qualifying Jurisdictions other than British Columbia, Alberta, Ontario and Quebec (the “Local Counsel Opinions”), the Corporation may engage one or more legal counsel in the Qualifying Jurisdictions other than British Columbia, Alberta, Ontario and Quebec to provide the Local Counsel Opinions and provided further that Local Counsel Opinions shall only be required (x) except in respect of the first Representation Date, for such Qualifying Jurisdictions (other than British Columbia, Alberta, Ontario and Quebec) as the Agent shall request a Local Counsel Opinion, acting reasonably; and (y) in respect of Representation Dates that relate to the filing of audited annual financial statements or interim financial statements, or in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance).

(o)	Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Corporation shall cause PricewaterhouseCoopers LLP (or such other applicable auditors of the Corporation) to furnish to the Agent a letter (the “Corporation Comfort Letter”) addressed to the Agent dated the date such Corporation Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and the Subsidiaries, as applicable, (other than industry data derived from industry sources) contained in the “circle up” of the Prospectus or documents incorporated by reference therein, which the Corporation Comfort Letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of Securities Laws, and that in their opinion the portion of the audited financial statements of the Corporation incorporated by reference in the Prospectus and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of Securities Laws (the first such letter in each case, the “Initial Corporation Comfort Letter”) and (C) if applicable, updating the Initial Corporation Comfort Letter with any information which would have been included in the Initial Corporation Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter.

(p)	CFO Certificate. If requested by the Agent, (i) upon execution of this Agreement, (ii) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(m), the Corporation will furnish the Agent a certificate of the Chief Financial Officer of the Corporation, in the form attached hereto as Exhibit B, with respect to certain financial information in the Prospectus that is not being comforted by the Corporation’s auditors (the “CFO Certificate”).

(q)	Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent.

(r)	Consent to the Agent’s Trading. The Corporation consents to the extent permitted under Securities Laws, the rules of the TSX and under this Agreement, to the Agent trading in the Shares: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agent’s own accounts provided that no such purchase or sale shall take place by the Agent while the Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by the Agent.

(s)	Listing of Placement Shares. Prior to the date of the first Placement Notice, the Corporation will use its reasonable best efforts to cause the Placement Shares to be listed on the TSX upon issuance of same.

(t)	Notice of Other Sales. During the pendency of any Placement Notice given hereunder, the Corporation shall provide the Agent notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible or exercisable into or exchangeable for Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Shares, options or other rights to purchase or otherwise acquire Shares, or Shares issuable upon the exercise of options or other equity awards, in each case granted pursuant to any stock option, stock bonus or other stock or compensatory plan or arrangement, whether now in effect or hereafter implemented, (ii) issuance of securities in connection with an acquisition, merger or sale or purchase of assets, (iii) issuance or sale of Shares upon conversion of securities or the exercise of warrants, options or other rights then in effect or outstanding, and disclosed in filings by the Corporation available on SEDAR or otherwise in writing to the Agent, (iv) issuance to ACT of Shares or other rights to purchase or otherwise acquire Shares pursuant to any of the ACT Securities; and (v) issuance or sale of Shares pursuant to any dividend reinvestment and stock purchase plan that the Corporation has in effect or may adopt from time to time, provided that the implementation of such new plan is disclosed to the Agent in advance. If the Corporation notifies the Agent under this Section 8(t) of a proposed sale of Shares or Share equivalents, the Agent may suspend any offers and sales of Placement Shares under this Agreement for a period of time deemed appropriate by the Agent, acting reasonably.

(u)	Insurance. Each of the Corporation and the Subsidiaries shall maintain insurance in such amounts and covering such risks as such entity reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries.

(v)	Compliance with Laws. The Corporation and each of the Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licences and other authorizations required by all applicable Laws in order to conduct their businesses as described in the Prospectus, and the Corporation and each of the Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in compliance with such permits, licences and authorizations and with applicable environmental Laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Effect.

(w)	Securities Laws. The Corporation will use its reasonable best efforts to comply with all requirements imposed upon it by Securities Laws and/or the TSX as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectus.

(x)	Taxes. All payments to be made by or on behalf of the Corporation under this Agreement shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by Law to deduct or withhold such taxes, duties or charges. In that event (but excluding income taxes imposed on the overall net income of the Agent in the ordinary course), the Corporation shall pay such additional amounts as may be necessary in order to ensure that the net amounts received after such withholding or deductions shall equal the amounts that would have been received by the Agent if no withholding or deduction had been and compelled.

9. Distribution of Offering Materials

The Corporation represents and warrants to the Agent that the Corporation has not, directly or indirectly, distributed, and the Corporation covenants to the Agent that it will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the Offering and sale of the Placement Shares other than the Prospectus reviewed and consented to by the Agent and included in a Placement Notice, provided that the Agent represents and warrants to the Corporation that the Agent has not, directly or indirectly, distributed, and the Agent covenants to the Corporation that it will not to take any action that would result in the Corporation being required to file with the Qualifying Authorities, any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agent.

10. Reporting Relating to Placement of Placement Shares

The Agent will deliver to the Corporation, for each fiscal quarter of the Corporation during which Placement Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Corporation to enable the Corporation to meet its requirements under Securities Laws or any applicable requirements of the TSX or any other Marketplace, promptly upon a request from the Corporation, a report providing sufficient information regarding the distribution of the Placement Shares for the Corporation to meet its reporting requirements under Securities Laws or any applicable requirements of the TSX or any other Marketplace (the “Agent Report”). Unless Securities Laws, the applicable requirements of the TSX or such other Marketplace otherwise require, the Corporation and Agent agree that the Agent Report shall state: (a) the number and average price of the Placement Shares distributed during the applicable period; and (b) the aggregate gross proceed and aggregate Net Proceeds raised, and the aggregate Placement Fee paid or payable, under the Offering during the applicable annual or interim period.

11. Conditions to the Agent’s Obligations.

The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to the Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a)	Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and the Agent’s Counsel and the Exemption shall remain in full force and effect without amendment.

(b)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the Qualifying Authorities or any other federal, provincial, territorial or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Prospectus, the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Qualifying Authorities or any other federal or state or foreign or other Governmental Authority of any stop order suspending the effectiveness of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or documents so that it will not contain any untrue statement of a Material Fact or omit to state any Material Fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that an amendment to the Prospectus would be appropriate.

(c)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Corporation’s reports filed with the Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any Material Change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agent (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Prospectus.

(d)	Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 8(m) on or before the date on which delivery of such certificate is required pursuant to Section 8(m).

(e)	Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 8(n) on or before the date on which such delivery of such opinions are required pursuant to Section 8(n).

(f)	Comfort Letters. The Agent shall have received the Corporation Comfort Letter(s) required to be delivered pursuant to Section 8(o) on or before the date on which the delivery of such letters are required pursuant to Section 8(o).

(g)	CFO Certificate. The Agent shall have received the CFO Certificate required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such certificate is required pursuant to Section 8(p).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended with such suspension continuing on the TSX.

(i)	Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(m), the Corporation shall have furnished to the Agent such appropriate further information, certificates and documents as the Agent may reasonably request.

(j)	Securities Filings Made. All filings required by the Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Securities Laws.

12. Indemnification and Contribution

(a)	The Corporation agrees to indemnify and hold harmless the Agent, and each of its directors, officers, partners, employees, representatives and agents, and each person, if any, who controls the Agent within the meaning of Securities Laws, and each Affiliate of the Agent within the meaning of Securities Laws from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) incurred, arising out of, caused by or based upon, directly or indirectly:

(i)	any untrue statement or alleged untrue statement of a Material Fact contained in the Prospectus, any amendment thereto or in any other material or document filed under Securities Laws or delivered by or on behalf of the Corporation, or any omission or alleged omission to state therein a Material Fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or any misrepresentation or alleged misrepresentation within the meaning of Securities Laws contained therein, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Agent furnished to the Corporation in writing by the Agent expressly for use therein (it being understood and agreed that the names of the Agent set forth on the cover and under the heading “Relationship with the Agent” constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Prospectus),

(ii)	the Corporation not complying with any requirement of Securities Laws or stock exchange requirements in connection with the Offering,

(iii)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agent that has been provided in writing to the Corporation by or on behalf of the Agent specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada, and

(iv)	any breach by the Corporation of any representation, warranty or covenant contained in this Agreement, including, without limitation, any default by the Corporation of its obligation to issue and deliver to the Agent any Placement Shares on the applicable Settlement Date in accordance with the settlement procedures prescribed herein.

(b)	In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 12(a), such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing; provided that the omission to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such proceeding or results in any increase in the liability which the Indemnifying Party has under the indemnity. The Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (3) the Indemnifying Party does not within twenty (20) Business Days assume the defense of the proceeding. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Agent, and all of its directors, officers, employees and agents, and all persons, if any, who control the Agent within the meaning of Securities Laws or who are Affiliates of the Agent and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation and each person, if any, who controls the Corporation within the meaning of Securities Laws. In the case of any such separate firm for the Agent and such directors, officers, employees and agents, and such control persons and Affiliates of the Agent, such firm shall be designated in writing by the Agent. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the third and fourth sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(c)	To the extent the indemnification provided for in Section 12(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares; or (ii) if the allocation provided in Section 12(c)(i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 12(c)(i) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agent on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agent. The relative fault of the Corporation on the one hand and the Agent on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a Material Fact or the omission or alleged omission to state a Material Fact relates to information supplied by the Corporation or by the Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(d)	The Corporation and the Agent agree that it would not be just or equitable if contribution pursuant to this Section 12 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 12(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in Section 12(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 12, the Agent shall not be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by the Agent. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 12 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e)	The indemnity and contribution provisions contained in this Section 12 and the representations, warranties, covenants and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Agent, and any of its directors, officers, employees, representatives or agents, any person controlling the Agent, or any Affiliate of the Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Placement Shares.

(f)	The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 12, the Agent is contracting on its own behalf and as agent for its Affiliates, directors, officers, employees, representatives and agents and their respective affiliates, directors, officers, employees, representatives, and agents (collectively, the “Beneficiaries”). In this regard, the Agent will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 12 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

13. Representations and Agreements to Survive

All representations, warranties, covenants and agreements of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

14. Termination

(a)	The Corporation may terminate this Agreement in its sole discretion at any time, by giving written notice to the Agent as required by this Agreement, upon one Trading Day’s notice provided that if the Corporation delivers a termination notice pursuant to this Section 14(a) after the Agent confirms to the Corporation any sale of Placement Shares (in accordance with the terms herein), the Corporation shall remain obligated to comply with Section 5 with respect to such Placement Shares.

(b)	The Agent shall be entitled to terminate this Agreement at any time if:

(i)	the due diligence investigations performed by the Agent or its representatives reveal any material information or fact, which, in the opinion of the Agent, acting reasonably, is materially adverse to the Corporation, its Subsidiaries, or the Corporation’s or its Subsidiaries’ business, or materially adversely affects the price or value of the securities of the Corporation;

(ii)	there is a Material Change or a change in a Material Fact or new Material Fact shall arise or there should be discovered any previously undisclosed Material Fact required to be disclosed or any amendment thereto, in each case, that has or would be expected to have, in the opinion of the Agent, acting reasonably, a significant adverse change or effect on the business or affairs of the Corporation, its Subsidiaries or on the market price or the value of the securities of the Corporation;

(iii)

(A)	there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, epidemic, accident and force majeure (including as a result of the COVID-19 pandemic, but only to the extent there are any material adverse developments related thereto after the date of this Agreement)) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the opinion of the Agent, acting reasonably, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries taken as a whole or the market price or value of the securities of the Corporation;

(B)	any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation, its Subsidiaries or any one of the officers or directors of the Corporation or its Subsidiaries or any of its principal shareholders where wrong-doing is alleged, or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the TSX and the Qualifying Authorities which involves a finding of wrongdoing; or

(C)	any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Shares or any other securities of the Corporation or its Subsidiaries is made by any Qualifying Authority; or

(iv)	the Corporation is in breach of a material term, condition or covenant of this Agreement, or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect.

(c)	Any rights of termination in favour of the Corporation or the Agent, as applicable, contained in this Section 14 are in addition to any other rights or remedies the Corporation or the Agent, as applicable, may have in respect of any default, act or failure to act or non-compliance by the Agent or the Corporation, as applicable, in respect of any of the matters contemplated by this Agreement or otherwise.

(d)	Any termination shall be without liability of any party to any other party except that the provisions of Section 8(g), Section 12, Section 13, Section 14(f), Section 16, Section 19, Section 20 and Section 21 shall remain in full force and effect notwithstanding such termination.

(e)	Unless previously terminated pursuant to this Section 14, this Agreement shall automatically terminate upon the earlier of (i) December 1, 2021 and (ii) the issuance and sale of all the Placement Shares through the Agent on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(g), Section 12, Section 13, Section 14(f), Section 16, Section 19, Section 20 and Section 21 shall remain in full force and effect.

(f)	Other than as may be set out in Section 14(a), any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Corporation, as the case may be. Notwithstanding the foregoing, if such termination shall occur prior to the Settlement Date for any sale of Placement Shares, then termination shall be effective on such Settlement Date and such Placement Shares shall settle in accordance with the provisions of this Agreement.

(g)	In the event that the Corporation terminates this Agreement, as permitted, under Section 14(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise, to utilize the services of the Agent in connection with any sale of securities of the Corporation or to pay any compensation to the Agent other than compensation with respect to sales of Placement Shares sold on or before the date the Corporation provides its notice of termination under Section 14(a) and the Corporation shall be free to engage other placement agents and underwriters from and after the termination with no continuing obligation to the Agent.

15. Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agent, shall be delivered to:

ATB Capital Markets Inc.

66 Wellington Street West, Suite 3530

Toronto, ON M5K 1A1

Attention:	Adam Carlson, Managing Director
Email:

With a copy to:

Goodmans LLP

333 Bay Street, Suite 3400:

Toronto, ON M5H 2S7

Attention:	Victor Liu
Email:

or if sent to the Corporation, shall be delivered to:

Fire & Flower Holdings Corp.

130 King S. W., Suite 2500

Toronto, ON M5X 1C8

Attention:	Trevor Fencott, President and Chief Executive Officer
Email:

With a copy to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, ON M5K 0A1

Attention:	Eric Foster
Email:

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally- recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

16. Consent to Jurisdiction

The Corporation and Agent each irrevocably (a) agrees that any legal suit, action or proceeding against: (i) the Corporation brought by the Agent or by any person who controls the Agent; or (ii) the Agent by the Corporation, arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario court, (iii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iv) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation or the Agent has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law.

17. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agent and their respective successors and the Affiliates, controlling persons, officers and directors referred to in Section 12. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other party.

18. Adjustments for Share Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Shares.

19. Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof, including any engagement letter agreement(s) entered into prior to the date of this Agreement (other than the terms and provisions thereof that expressly survive completion of the Offering or termination of such agreement(s)). Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20. Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

21. Waiver of Jury Trial

The Corporation and the Agent hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22. Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agent has not been engaged by the Corporation to provide, and has not provided, financial advisory services in connection with the terms of the Offering nor has the Agent assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agent shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

23. Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“ACT” means collectively 2707031 Ontario Inc. and any Affiliate thereof;

(b)	“ACT Securities” means the securities issued by the Corporation to ACT on August 7, 2019 as may be amended from time to time and such other securities issued to ACT pursuant to the IRA;

(c)	“Affiliate” has the meaning given thereto in the Canada Business Corporations Act;

(d)	“Agent Report” has the meaning given thereto in Section 10;

(e)	“Agent’s Counsel” means Goodmans LLP, legal counsel to the Agent;

(f)	“Amendment Date” has the meaning given thereto in Section 8(a);

(g)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(h)	“April 2020 Debentures” means the $28,000,000 principal amount of the 8.0% secured convertible debentures of the Corporation governed by and subject to the terms of a certain debenture indenture dated April 28, 2020 between the Corporation and CTCC (as may be amended from time to time);

(i)	“ATB Credit Facilities” means the credit facilities made available to the Corporation pursuant to the Commitment Letter;

(j)	“Auditors” means PricewaterhouseCoopers LLP, or such other firm of chartered professional accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

(k)	“Authorized Representative” has the meaning given thereto in Section 2(a);

(l)	“Base Prospectus” has the meaning given thereto in Section 6(a);

(m)	“Beneficiaries” has the meaning given thereto in Section 12(f);

(n)	“Business Day” means any day on which the TSX is open for business;

(o)	“CFO Certificate” has the meaning given thereto in Section 8(p);

(p)	“Change of Control” means (i) any event as a result of or following which any Person, or group of Persons “acting jointly or in concert” within the meaning of Canadian Securities Laws, beneficially owns or exercises control or direction over an aggregate of more than 50% of the then outstanding voting rights of the Corporation, unless the holders of voting securities of the Corporation immediately prior to such event beneficially own or exercise control or direction over securities representing 50% or more of the voting control or direction of the Corporation upon completion of the event; (ii) the Corporation’s amalgamation, consolidation or merger with or into any other Person, any merger of another Person into the Corporation, unless the holders of voting securities of the Corporation immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in the Corporation or the successor entity upon completion of the amalgamation, consolidation or merger; or (iii) the direct or indirect sale or other transfer of all or substantially all of the consolidated assets of the Corporation to a third party;

(q)	“Commitment Letter” means the commitment letter dated April 21, 2020 between the Corporation, as borrower and ATB Financial, as lender, as amended, modified, supplemented or restated from time to time;

(r)	“Constating Documents” means the Corporation’s articles of incorporation, articles of amendment, articles of continuance and by-laws;

(s)	“Controlling Individual” has the meaning given thereto in Section 7(kkk);

(t)	“Corporation Comfort Letter” has the meaning given thereto in Section 8(o);

(u)	“Corporation IP” means the Intellectual Property owned by the Corporation or its Subsidiaries and necessary to conduct the Corporation’s or its Subsidiaries’ business;

(v)	“CTCC” means Computershare Trust Company of Canada;

(w)	“Designated News Release” has the meaning given thereto in Section 6(a);

(x)	“Disclosure Documents” means, collectively, all documents that have been disclosed by or on behalf of the Corporation to the public and filed in accordance with applicable Securities Laws with the Qualifying Authorities on SEDAR since February 6, 2019;

(y)	“Distribution Period” has the meaning given thereto in Section 8(c);

(z)	“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (contractual, statutory or otherwise), title retention agreement or arrangement, restrictive covenant, prior claim, trust (including any statutory, deemed or constructive trust), title defect, option or adverse claim, or other encumbrance of any nature, or any other arrangement or condition creating an interest in property which, in substance, secures payment or performance of an obligation;

(aa)	“Enforceability Qualifications” means (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms;

(bb)	“Environmental Laws” has the meaning given to such term in Section 7(qq);

(cc)	“Environmental Permits” has the meaning given to such term in Section 7(rr);

(dd)	“Exemption” means the exemption relief decision dated November 18, 2020 obtained by the Corporation from the Autorité des marchés financiers;

(ee)	“F&F Consideration Shares” has the meaning given to such term in the share purchase agreement dated July 20, 2018 between FFI and Matthew Hollingshead, as supplemented by a side letter dated February 13, 2019 between FFI, Matthew Hollingshead and the Corporation;

(ff)	“FFI” means Fire & Flower Inc.;

(gg)	“Financial Statements” means, collectively: (a) the audited consolidated financial statements of the Corporation as at February 1, 2020 and for the period from February 3, 2019 to February 1, 2020, together with the report of the Corporation’s Auditor thereon, and the notes thereto; and (b) the unaudited financial statements for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019;

(hh)	“Governmental Authorities” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other Law, regulation or rule-making entity (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances;

(ii)	“Hazardous Substances” has the meaning given to such term in Section 7(oo); (jj) “IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(kk)	“IIROC” means the Investment Industry Regulatory Organization of Canada (or any successor regulatory authority);

(ll)	“Indemnified Party” and “Indemnifying Party” each has the meaning given thereto in Section 12(b);

(mm)	“Initial Corporation Comfort Letter” has the meaning given thereto in Section 8(o);

(nn)	“Intellectual Property” means, collectively, registered, unregistered or otherwise, intellectual property, including all copyrights, copyrightable works in whatever form or medium, trademarks and patents (both issued and pending), service marks, trade dress, trade names, corporate names, logos, slogans, internet domain names, social media accounts, patent rights, inventions, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures) copyright applications and renewals, trade mark applications and renewals, biological materials and patent applications and renewals, proprietary computer software (including but not limited to digital platforms and programs, data, databases and documentation), trade secrets, confidential information, systems, recipes, and know-how (including but not limited to formulations and processes and other proprietary or confidential information) both domestic and foreign, owned, licensed, sub-licensed or applied for by the Corporation or one of its Subsidiaries, or in which the Corporation or one of its Subsidiaries otherwise has rights;

(oo)	“IRA” means the amended and restated investor rights agreement between the Corporation and ACT dated September 16, 2020, as may be amended from time to time;

(pp)	“Knowledge of the Corporation” and similar phrases means the actual knowledge of Trevor Fencott, Chief Executive Officer of the Corporation, Nadia Vattovaz, Chief Financial Officer and EVP Operations of the Corporation and Matthew Anderson, Corporate Secretary of the Corporation, after making reasonable due inquiry of the appropriate officers or senior employees of the Corporation to inform themselves as to the relevant matters, but without any requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system;

(qq)	“Laws” means any and all applicable multinational, federal, provincial, state, territorial, municipal, local or other laws, including all statutes, common law, codes, ordinances, decrees, rules, regulations, municipal by-laws, any judicial or administrative interpretation of the foregoing, any judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of (or issued by) any Governmental Authorities, or licences or permits binding on or affecting the person referred to in the context in which the word is used.

(rr)	“Leased Premises” means all premises which the Corporation and/or any Subsidiary occupies as a tenant, sub-tenant or other similar arrangement;

(ss)	“Licensed IP” means the Intellectual Property licensed by the Corporation from another Person and necessary to conduct the Corporation’s business;

(tt)	“Marketplace” has the meaning given thereto in Section 3(a);

(uu)	“Material Adverse Effect” means any effect, change, event or occurrence that alone or in conjunction with any other: (a) is or would reasonably be expected to be materially adverse to the results of operations, condition (financial or otherwise), business, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation or its Subsidiaries or prospects of such business, or to the completion of the transactions contemplated by this Agreement; or (b) would result in the Prospectus or this Agreement or any amendments thereto containing a misrepresentation;

(vv)	“Material Agreement” means any mortgage (or other form of material indebtedness), note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party and which is material to the Corporation or any of the Subsidiaries or by which a material portion of the assets of the Corporation or any of the Subsidiaries is bound;

(ww)	“Material Change” has the meaning given thereto under Securities Laws;

(xx)	“Material Fact” has the meaning given thereto under Securities Laws;

(yy)	“Material Premises” means, collectively, all Owned Premises and those Leased Premises which are material to the business of the Corporation or one of its Subsidiaries (which for certainty shall include any Owned Premises or Leased Premises where the Corporation or one of its Subsidiaries is currently operating, or is currently licensed to operate, a retail cannabis business);

(zz)	“Money Laundering Laws” has the meaning given to such term is Section 7(uu);

(aaa)	“Net Proceeds” has the meaning given thereto in Section 5(a);

(bbb)	“NI 21-101” means National Instrument 21-101 — Marketplace Operations;

(ccc)	“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(ddd)	“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

(eee)	“Offering” has the meaning given thereto in Section 1;

(fff)	“OSC” has the meaning given thereto in Section 6(a);

(ggg)	“Owned Premises” means the real property owned by the Corporation or one of its Subsidiaries comprised of land and building (excepting mines and minerals) located at: (a) 343 70th Street E, Suite #100, Saskatoon, Saskatchewan; and (b) 129 York Street, Ottawa, Ontario;

(hhh)	“Permits” has the meaning given to such term in Section 7(z);

(iii)	“Permitted Encumbrances” means, in respect of the Corporation or any Subsidiary, the following:

(i)	liens for taxes, assessments or governmental charges not yet due or delinquent or the validity of which is being contested in good faith;

(ii)	liens arising in connection with workers’ compensation, unemployment insurance, pension, employment or other social benefits laws or regulations which are not yet due or delinquent or the validity of which is being contested in good faith;

(iii)	liens under or pursuant to any judgment rendered or claim filed which are or will be appealed in good faith provided any execution thereof has been stayed;
(iv)	undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(v)	liens arising by operation of law such as builders’ liens, carriers’ liens, materialmens’ liens and other liens of a similar nature which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(vi)	easements, rights-of-way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which singularly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Corporation or any Subsidiary;

(vii)	security given to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operation of business the Corporation or any Subsidiary in the ordinary course;

(viii)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(ix)	operating leases;

(x)	liens to secure capital lease obligations;

(xi)	security interests granted or assumed to finance the purchase of any property or asset where:

(A)	the security interest is granted at the time of or within 60 days after the purchase, and

(B)	the security interest is limited to the property and assets acquired;

(xii)	security interests or liens (other than those hereinbefore listed) of a specific nature (excluding floating charges) on properties and assets having a fair market value not in excess of $250,000 in aggregate;

(xiii)	cash collateral security delivered by FFI in connection with the following letters of credit issued by ATB Financial on behalf of FFI prior to the date hereof:

(A)	letter of credit in favour of Macleod Trail GP Inc. in the amount of $102,945.94, and

(B)	letter of credit in favour of the Minister of Finance, Government of Manitoba, in the amount of $50,000;

(xiv)	security interests, liens any other charges granted in respect of the April 2020 Debentures; and

(xv)	security interests, liens and any other charges granted in respect of the ATB Credit Facilities;

(jjj)	“Person” means any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), joint stock company, association, trust, trust company, bank, pension company, trustee, executor, administrator or other legal personal representative, regulatory body or agency, governmental authority or other organization or entity, whether or not a legal entity, however designated or constituted;

(kkk)	“Placement” has the meaning given thereto in Section 2(a);

(lll)	“Placement Fee” has the meaning given thereto in Section 2(b); (mmm)”Placement Notice” has the meaning given thereto in Section 2(a);

(nnn)	“Placement Shares” has the meaning given thereto in Section 2(a);

(ooo)	“Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Corporation dated November 19, 2020 and filed with the Qualifying Authorities in Québec, Yukon, Northwest Territories and Nunavut and the draft amended and restated short form base shelf prospectus dated November 19, 2020 and filed with the other Qualifying Authorities;

(ppp)	“Prospectus” means the Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Securities Laws) together with the Base Prospectus;

(qqq)	“Prospectus Supplement” has the meaning given thereto in Section 6(a);

(rrr)	“Public Record” means all documents incorporated by reference in the Prospectus and all information filed by or on behalf of the Corporation with the Qualifying Authorities after July 31, 2019, in compliance, or intended compliance, with Securities Laws;

(sss)	“Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(ttt)	“Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(uuu)	“Receipt” has the meaning given thereto in Section 6(a);

(vvv)	“Registered Plan” has the meaning given thereto in Section 7(kkk);

(www)	“Representation Date” has the meaning given thereto in Section 8(m);

(xxx)	“Securities Laws” means applicable securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities in each of the Qualifying Jurisdictions as modified by the Exemption;

(yyy)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(zzz)	“Settlement Date” has the meaning given thereto in Section 5(a);

(aaaa)	“Shares” has the meaning given thereto in the first paragraph of this agreement;

(bbbb)	“Shelf Procedures” means NI 44-101 and NI 44-102;

(cccc)	“Shelf Securities” has the meaning given thereto in Section 6(a);

(dddd)	“Stock Option Plan” means the amended and restated stock option plan of the Corporation effective October 15, 2019 (as may be further amended from time to time);

(eeee)	“Subsidiary” means each of Fire & Flower Inc.; (b) 2103430 Alberta Ltd.; (c) 10926671 Canada Ltd.; (d) Hifyre Inc.; (e) 2676053 Ontario Limited; (f) 2727765 Ontario Inc.; (g) 11522302 Canada Inc.; (h) Busboy Ventures Inc.; (i) 2673801 Ontario Inc.; (j) 11180703 Canada Inc.; (k) Friendly Stranger Holdings Corp.; (l) Friendly Stranger Limited; (m) 2708654 Ontario Ltd.; (n) 2708978 Ontario Ltd.; (o) 2752080 Ontario Limited; (p) 2752079 Ontario Limited; (q) 2748185 Ontario Inc.; (r) 2749793 Ontario Limited; and (s) 2778278 Ontario Limited. and collectively, the “Subsidiaries”;

(ffff)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder; (gggg) “Taxes” has the meaning given to such term in Section 7(u);

(hhhh)	“Trading Day” means any day on which the TSX is open for trading;

(iiii)	“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar of the Shares at its principal office in the City of Toronto, Ontario; and

(jjjj)	“TSX” means the Toronto Stock Exchange.

24. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by electronic transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

ATB CAPITAL MARKETS INC.

By:	“Adam Carlson”
Name:	Adam Carlson
Title:	Managing Director

ACCEPTED as of the date first-above written:

FIRE & FLOWER HOLDINGS CORP.

By:	“Trevor Fencott”
Name:	Trevor Fencott
Title:	Chief Executive Officer

Signature Page – Equity Distribution Agreement

SCHEDULE 1

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of the Corporation are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Nadia Vattovaz Chief Financial Officer and Executive VP, Operations

Matthew Anderson Corporate Secretary

Casey Francis VP, Finance

The Authorized Representatives of the Agent are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Paul Sarachman President

Mervin Kopeck Managing Director

Karen Jardim Managing Director

Gail O’Connor Operations Manager

SCHEDULE 2

FORM OF PLACEMENT NOTICE

From:	Fire & Flower Holdings Corp.
To:	ATB Capital Markets Inc.
Attention: ●
[email]
Date:	●, 20●
Subject:	Placement Notice No. ●

Reference is made to the Equity Distribution Agreement dated December 2, 2020 (the “Equity Distribution Agreement”) between Fire & Flower Holdings Corp. (the “Corporation”) and ATB Capital Markets Inc. (the “Agent”). Unless otherwise defined herein, all capitalized terms referred to in this Placement Notice shall have the meanings attributed to them in the Equity Distribution Agreement.

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement, the undersigned hereby requests, as a duly appointed Authorized Representative of the Corporation, that the Agent sell Placement Shares, as agent of the Corporation, in accordance with the following trading instructions:

Number of Placement Shares to be sold

Minimum price per Placement Share to be sold	CDN$

Maximum number of Placement Shares that may be sold on any one Trading Day

First permitted Trading Day of trading

Last permitted Trading Day of trading

FIRE & FLOWER HOLDINGS CORP.

By:
Name:
Title:

EXHIBIT A

OFFICER’S CERTIFICATE

[●], 20__

I, [name of executive officer], the [title of executive officer] of Fire & Flower Holdings Corp. (the “Corporation”), a corporation existing under the federal laws of Canada, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(m) of the Equity Distribution Agreement dated December 2, 2020 (the “Distribution Agreement”) between the Corporation and ATB Capital Markets Inc., and without personal liability, that, to the best of my knowledge:

(i)	Except as set forth in the Prospectus or in the Public Record, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct, in all material respects, on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Unless otherwise defined, all capitalized terms used herein, shall have the meanings ascribed thereto in the Distribution Agreement.

Date:	By:
Name:
Title:

EXHIBIT B

CERTIFICATE OF CHIEF FINANCIAL OFFICER

[●], 20__

The undersigned, [●], Chief Financial Officer of Fire & Flower Holdings Corp., a corporation continued under the laws of Canada (the “Corporation”), solely in his, her or its capacity as Chief Financial Officer of the Corporation and not in any individual capacity, does herby certify pursuant to Section 8(p) of the Equity Distribution Agreement (the “Equity Distribution Agreement”) dated as of December 2, 2020, by and among the Corporation and ATB Capital Markets Inc., as follows:

1.	I am the duly qualified and acting Chief Financial Officer of the Corporation and in such capacity, I am familiar with the Corporation’s accounting records and internal control over financial reporting;

2.	I or members of the Corporation’s staff who are responsible for the Corporation’s financial or accounting matters have reviewed certain information included in the Prospectus, which information is circled on the pages attached hereto as [●] (the “Financial Information”), and [●] (the “Certified Information”);

3.	I or members of the Corporation’s staff who are responsible for the Corporation’s financial or accounting matters have supervised the compilation of and reviewed the Financial Information and the Certified Information;

4.	the Financial Information (a) was prepared in good faith by the Corporation, (b) has been derived from internal accounting records of the Corporation, and (c) fairly presents in all material respects the matters which it purports to present. Nothing has come to my attention nor, to my knowledge, the attention of any other member of the Corporation’s accounting staff, that would cause me to believe that (a) the Financial Information is inaccurate or misleading in any material respect, or (b) that the actual consolidated results of operations of the Corporation will differ from that presented in the Financial Information in any material respect; and

5.	the Certified Information (a) was prepared in good faith by the Corporation, (b) was prepared on the basis of reasonable assumptions, and (c) fairly presents in all material respects the matters which it purports to present. Nothing has come to my attention nor, to my knowledge, the attention of any other member of the Corporation’s accounting staff, that would cause me to believe that the Certified Information is inaccurate or misleading in any material respect.

Unless otherwise defined herein, terms defined in the Equity Distribution Agreement and used herein shall have the meanings given to them in the Equity Distribution Agreement.

EXHIBIT C

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION’S COUNSEL

1.	Each of Fire & Flower Holdings Corp., Fire & Flower Inc. and 10926671 Canada and is a corporation existing under the Canada Business Corporations Act (the “CBCA”) and has filed the required annual returns and paid all prescribed fees required.

2.	Each of Hifyre Inc. and Friendly Stranger Holdings Corp. is a corporation existing under the Business Corporations Act (Ontario) and has not been dissolved.

3.	Each of the Corporation and the Subsidiaries has the corporate power and capacity to own, lease or operate, as the case may be, its properties and carry on its business as described in the Prospectus Supplement.

4.	The authorized capital of the Corporation consists of an unlimited number of common shares which, as at the close of business on [●], 2020, there were [●] common shares issued and outstanding.

5.	The issued shares in the capital of the Subsidiaries as reflected in the securities registers of such entities are registered as follows:

(a)	in respect of Fire & Flower Inc., all of the issued shares are registered in the name of the Corporation; and

(b)	in respect of each of 10926671 Canada Ltd.; Hifyre Inc. and Friendly Stranger Holdings Corp., all of the issued shares are registered in the name of Fire & Flower Inc.

6.	The Corporation is a reporting issuer under the securities laws of each of the Qualifying Jurisdictions.

7.	In:

(a)	the provinces of British Columbia, Alberta, Ontario and Quebec, the Corporation is not noted as “In Default” on the lists of reporting issuers maintained by the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the Autorité des marchés financiers, respectively;

(b)	the Northwest Territories, Yukon and Nunavut, the Corporation is not noted as “In Default” on the lists of reporting issuers maintained by the Office of the Superintendent of Securities in Northwest Territories, Yukon and Nunavut, respectively;

(c)	the province of Saskatchewan, the Corporation is not noted in default on the reporting issuers list and issuers in default report maintained by the Financial and Consumer Affairs Authority of Saskatchewan;

(d)	the province of Manitoba, the Corporation has not been noted in default of certain requirements of The Securities Act (Manitoba) or subject to a cease trade order on the list of reporting issuers maintained by the Manitoba Securities Commission;

(e)	the province of Prince Edward Island, the Corporation is not noted on the list of reporting issuers in default maintained by the Office of the Superintendent of Securities);

(f)	the provinces of New Brunswick and Nova Scotia, the Corporation is not in default or one or more of the filing requirements concerning annual or interim financial statements or other continuous disclosure documents or the payment of fees required by the Securities Act (New Brunswick) or the Securities Act (Nova Scotia), respectively, which would cause it to be identified as a reporting issuer in default or as a defaulting reporting issuer by the New Brunswick Financial and Consumer Services Commission or the Nova Scotia Securities Commission; and

(g)	the province of Newfoundland and Labrador, the Superintendent of Securities (Newfoundland and Labrador) has no knowledge of the Corporation having contravened any provisions of the Securities Act (Newfoundland and Labrador).

8.	The Corporation has the corporate power and capacity to execute, deliver and perform its obligations under the Prospectus, the Prospectus Supplement and the Equity Distribution Agreement.

9.	All necessary corporate action has been taken by the Corporation to authorize: (a) the execution and delivery of the Equity Distribution Agreement, the Base Prospectus and the Prospectus Supplement; (b) the filing of the Base Prospectus, the Prospectus Supplement and the Equity Distribution Agreement in each of the Qualifying Jurisdictions, as applicable; and (c) the performance of its obligations under the Equity Distribution Agreement, including the issuance, sale and delivery of the Placement Shares.

10.	The Equity Distribution Agreement has been duly and validly authorized, executed and delivered by the Corporation, and is enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Qualifications.

11.	The Prospectus, and any amendment or supplement there to, have been validly authorized and/or executed by the Corporation.

12.	The execution and delivery of the Equity Distribution Agreement, the performance by the Corporation of its obligations thereunder and the consummation of the transactions contemplated by the Equity Distribution Agreement and the Prospectus Supplement, including the issuance, sale and delivery of the Shares, do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of:

(a)	the constating documents of the Corporation; or

(b)	the CBCA or the TSX Company Manual.

13.	Subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained, in each case by the Corporation, under Securities Laws to qualify the distribution of the Shares and to permit the Shares to be offered, sold and delivered, as contemplated by the Equity Distribution Agreement in the Qualifying Jurisdictions by or through investment dealers or brokers duly and properly registered under Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration.

14.	The share capital of the Corporation and the attributes of the Shares conform in all material respects to the descriptions thereof contained under the heading “Description of the Common Shares” in the Prospectus Supplement and “Description of Securities” in the Prospectus.

15.	The Placement Shares to be delivered under the Equity Distribution Agreement have been validly authorized and will, when issued pursuant to the terms of the Equity Distribution Agreement, be validly issued as fully paid and non-assessable common shares of the Corporation.

16.	The outstanding common shares of the Corporation are listed on the TSX. The Placement Shares have been conditionally approved for listing on the TSX subject to the satisfaction of the listing conditions.

17.	The statements under the captions “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement, insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, are, in all material respects, accurate summaries of such legal matters, documents and proceedings, subject to the limitations and qualifications stated or referred to therein.

18.	Computershare Investor Services Inc., at its principal office in Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the common shares of the Corporation.